Aflac Incorporated 2007 Form 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2007	2006		2005		2004		2003

Fixed charges:
Interest expense*	$26,612	$19,347		$22,515		$22,997		$22,231
Interest on investment- type contracts	15,822	12,250		9,436		6,607		3,893
Rental expense deemed
interest	1,032	894		605		615		514

Total fixed charges	$43,466	$32,491		$32,556		$30,219		$26,638

Earnings before income tax*	$2,498,691	$2,263,789		$2,226,305		$1,773,375		$1,197,788
Add back:
Total fixed charges	43,466	32,491		32,556		30,219		26,638

Total earnings before income tax and fixed charges	$2,542,157	$2,296,280		$2,258,861		$1,803,594		$1,224,426

Ratio of earnings to fixed charges	58.5x	70.7	x	69.4	x	59.7	x	46.0x

*	Excludes interest expense on income tax liabilities

EXH 12-1